Exhibit 99.3

SELECT INCOME REIT

CHARTER OF THE NOMINATING AND
GOVERNANCE COMMITTEE

Adopted [                                         ], 2012

I.  PURPOSE

The primary function of the Nominating and Governance Committee (the “Committee”) is (1) to identify individuals qualified to become Board members of the Board of Trustees (the “Board”) of Select Income REIT (the “Company”) consistent with criteria approved by the Board, and to select, or recommend that the Board select, the trustee nominees for each annual meeting of shareholders or when vacancies occur; (2) to develop and recommend to the Board a set of governance principles applicable to the Company and (3) to oversee the evaluation of the Board and, to the extent not overseen by the Company’s Compensation Committee or another committee, management.

II.  COMPOSITION

The Committee shall be comprised of three or more trustees as determined by the Board, each of whom shall meet the independence and experience requirements of the Rules of the New York Stock Exchange, subject to applicable exceptions permitted thereunder, and any other applicable laws and regulations.

The members of the Committee shall be elected by the Board and vacancies on the Committee shall be filled as provided in the Company’s Amended and Restated Bylaws, as such may be further amended from time to time (the “Bylaws”).  Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III.  RESPONSIBILITIES AND DUTIES

The following are activities of the Committee designed to promote the fulfillment of its functions as described in this Charter (these functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances):

1.               The Committee shall assist the Board in determining the desired experience, diversity, mix of skills, attributes and other criteria and qualifications appropriate for Board membership, including any specific minimum qualifications and specific qualities or skills that each Board member must possess.

2.               The Committee shall actively seek individuals qualified to become members of the Board, consistent with criteria approved by the Board, and shall recommend trustee nominees for selection by the Board for nomination to fill expiring terms of trustees at each annual meeting of shareholders.  The Committee shall consider candidates for nominees as trustees of the Company which are recommended by shareholders in accordance with paragraph 4 below.

3.               If the Company is legally required by contract or otherwise to provide third parties with the ability to nominate and/or appoint trustees (for example preferred share rights to elect trustees upon failures to pay dividends as specified in the rights, preferences and privileges of such preferred shares, shareholder agreements or management agreements), the selection and nomination of such trustees shall be subject to the Committee process described in paragraphs 1 and 2 above.

4.               To be considered by the Committee, a shareholder recommendation for a nominee must be made by such shareholder’s written notice to the Chair of the Committee and the Secretary of the Company, which notice should contain or be accompanied by the information and documents with respect to such recommended nominee and shareholder that such shareholder believes to be relevant or helpful to the Committee’s deliberations.  In considering such a shareholder recommendation, the Committee may request additional information concerning the recommended nominee or the applicable shareholder or shareholders.  The Committee will consider any such recommendation in its discretion.  The foregoing applies only to recommendations to the Committee.  A shareholder or others seeking to make a nomination of one or more individuals for election to the Board of Trustees must make such nomination in accordance with the Bylaws and applicable state and federal laws.

5.               The Committee shall receive comments from all trustees and report annually to the Board with an assessment of the Board’s performance.  The Committee shall oversee the evaluation of the Board and, to the extent not overseen by the Company’s Compensation Committee or another committee, the evaluation of Company management.

6.               The Committee shall review and reassess the adequacy of the governance principles of the Company and recommend any proposed changes to the Board for approval.

7.               The Committee shall have the sole authority to retain and terminate any search firm to be used to identify trustee candidates and shall have sole authority to approve the search firm’s fees and other retention terms.  The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

8.               The Committee shall review and assess the Board’s leadership structure and recommend any proposed changes to the Board for its approval.

9.               Consider the Company’s succession planning in the event of an emergency or the retirement, resignation or removal of the President, the Treasurer, the managing trustees or the business management services provider, and report annually to the Board on the Company’s succession planning.  In the event of succession, the Committee shall work with the Board to nominate and evaluate potential successors.

10.         The Chair of the Committee is delegated the authority and responsibility to determine whether to approve requests of trustees for reimbursement of their out of pocket costs for attending continuing education programs, provided that any such request for reimbursement made by the Chair must instead be approved by a member of the Committee other than the Chair.  In addition, in instances where the Chair is unavailable, as determined in good faith by the other members of the Committee, any such approval may instead be made by another member of the Committee other than the trustee who is requesting such reimbursement. Determinations as to whether to approve such a request for reimbursement shall be made in the discretion of the applicable Committee member authorized to make such determination pursuant to this item.  The amount of such costs that may be approved for reimbursement for such programs shall be limited to the trustee’s out of pocket costs of attendance, including program enrollment fees, travel and lodging, as appropriate.

11.         The Committee shall make regular reports to the Board.

12.        The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Committee shall annually review its own performance.

13.         The Committee shall perform such other duties as the Board may assign to it from time to time.

IV.  GENERAL PROVISIONS

It is expected that the Committee will meet at least once each year or more frequently as the circumstances require.  Meetings of the Committee shall be called and held, and the Committee may act by written consent in lieu of a meeting, as provided in the Bylaws.

The Committee is by this Charter delegated the powers of the Board necessary to carry out its purposes, responsibilities and duties provided in this Charter or reasonably related to those purposes, responsibilities and duties.

The Committee may form and delegate authority to subcommittees of one or more members when appropriate.  Any subcommittee shall be subject to this Charter.  The decisions of any subcommittees to which authority is delegated under this paragraph shall be presented to the full Committee at its next regularly scheduled meeting.